UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 3, 2023

Forest Road Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Delaware	001-40181	86-1376005
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

1177 Avenue of the Americas, 5th Floor New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (917) 310-3722

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one Redeemable Warrant	FRXB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	FRXB	The New York Stock Exchange
Redeemable Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	FRXB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02. Termination of a Material Definitive Agreement.

As previously disclosed, on November 21, 2022, Forest Road Acquisition Corp. II, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ariel Merger Sub I, Inc., a Delaware corporation and direct, wholly-owned subsidiary of the Company (“Merger Sub I”), Ariel Merger Sub II, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of the Company (“Merger Sub II”), and Hyperloop Transportation Technologies, Inc. (“HyperloopTT”), a Delaware corporation.

On February 3, 2023, by mutual agreement, the parties entered into a termination agreement (the “Termination Agreement”) to terminate the Merger Agreement pursuant to Section 10.01(a) thereof. Except as otherwise set forth in the Merger Agreement, none of parties shall have any further liability thereunder. Upon termination of the Merger Agreement, the Sponsor Agreement (as defined in the Merger Agreement) and the Company Support Agreement (as defined in the Merger Agreement) terminated pursuant to their terms.

The foregoing summary of the Termination Agreement is qualified in its entirety by the text of the Termination Agreement, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

The following exhibit is filed herewith:

Exhibit No.	Description of Exhibits
10.1	Termination Agreement, dated February 3, 2023, by and among Forest Road Acquisition Corp. II, Ariel Merger Sub I, Inc., Ariel Merger Sub II, LLC and Hyperloop Transportation Technologies, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 3, 2023

FOREST ROAD ACQUISITION CORP. II

By:	/s/ Zachary Tarica
	Name:	Zachary Tarica
	Title:	Chief Operating Officer

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